UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to
FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

NAC AVIATION 29 DESIGNATED ACTIVITY COMPANY
(Name of Applicant)*

Gardens International
Henry Street
Limerick
V94 4D83
Ireland
(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount(1)
Senior Secured Notes	Up to $ 1,811 million aggregate principal amount

Approximate date of proposed public offering: On or as soon as practicable after the Effective Date under the Plan of Reorganization (each as defined herein).

Name and registered address of agent for service:
CT Corporation
111 Eighth Avenue
New York, New York 10011

With a copy to:

Joshua N. Korff
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800

(1)
As described in Item 2 herein, subject to certain conditions, the notes described herein will be issued, along with certain other consideration, in consideration for the cancellation of all amounts payable in respect of the issuer’s existing notes and loans under the credit facilities described in Annex A hereto and the contribution to the issuer of the Applicable Share Collateral of the entities listed in Annex B hereto. The $ 1,811 million aggregate principal amount listed as the aggregate principal amount above represents the maximum amount authorized pursuant to the Plan of Reorganization described herein, along with certain other consideration, to be distributed on a pro rata basis to holders of the notes and lenders under the credit facilities listed on Annex A hereto and the holders of claims against the entities listed on Annex B hereto (such holders, collectively, the “Option A/D Holders”). The principal amount of the Senior Secured Notes actually issued will be reduced by the portion of creditors electing to receive their portion of the distribution in the form of loans rather than securities.

The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), may determine upon the written request of the Applicants.

* The Guarantors listed on the following page are also included in this Application as Applicants.

GENERAL

1.	General Information.

NAC Aviation 29 Designated Activity Company is a designated activity company incorporated and existing under the laws of Ireland with registered number 599680 (together with its successors, the “Company”). The guarantors identified below (the “Guarantors” and, together with the Company, the “Applicants”) have the following forms of organization and jurisdictions of formation or incorporation.

Guarantor	Form	Jurisdiction
Nordic Aviation Capital Designated Activity Company	Designated Activity Company	Ireland
Aldus Portfolio Leasing Ltd	Private Company Limited by Shares	Ireland
NAC Aviation 2 Ltd	Private Company Limited by Shares	Ireland
NAC Aviation 7 Ltd	Private Company Limited by Shares	Ireland
NAC Aviation 12 Ltd	Private Company Limited by Shares	Ireland
NAC Aviation 14 Ltd	Private Company Limited by Shares	Ireland
NAC Aviation 15 Ltd	Private Company Limited by Shares	Ireland
NAC Aviation 19 Ltd	Private Company Limited by Shares	Ireland
NAC Aviation 24 Ltd	Private Company Limited by Shares	Ireland
NAC Aviation 25 Ltd	Private Company Limited by Shares	Ireland
NAC Aviation 26 Ltd	Private Company Limited by Shares	Ireland
NAC Aviation 30 Ltd	Private Company Limited by Shares	Ireland
NAC Aviation 35 Ltd	Private Company Limited by Shares	Ireland
NAC Aviation 36 Ltd	Private Company Limited by Shares	Ireland
NK Aviation Ltd	Private Company Limited by Shares	Ireland
Freyja Aviation Three Ireland Ltd	Private Company Limited by Shares	Ireland
Freyja Aviation Four Ireland Ltd	Private Company Limited by Shares	Ireland
Nordic Aviation Leasing Eight Pte Ltd	Private limited company	Singapore
Nordic Aviation Leasing Nineteen Pte Ltd	Private limited company	Singapore
Nordic Aviation Leasing Fifteen Pte Ltd	Private limited company	Singapore
Nordic Aviation Leasing Seventeen Pte Ltd	Private limited company	Singapore
NAC Aviation 2 A/S	Aktieselskab (stock company)	Denmark
NAC Aviation 3 A/S	Aktieselskab (stock company)	Denmark
NAC Aviation UK 1 Ltd	Private Company Limited by Shares	England
NAC Aviation UK 3 Ltd	Private Company Limited by Shares	England
NAC Aviation Cyprus 2 Ltd	Private Company Limited by Shares	Cyprus
Magni Aviation One Sweden AB	Aktiebolag (stock company)	Sweden
JAG VIII LLC	Limited liability company	Florida (US)
NAC Aviation Colorado 1 LLC	Limited liability company	Colorado (US)
NAC Aviation Colorado 2 LLC	Limited liability company	Colorado (US)

2.	Securities Act Exemption Applicable.

Reference is made to the Disclosure Statement relating to the Third Amended Joint Chapter 11 Plan of Reorganization of Nordic Aviation Capital Designated Activity Company and Its Debtor Affiliates (Technical Modifications) (as may be modified, amended or supplemented from time to time, the “Disclosure Statement”) and the Third Amended Joint Chapter 11 Plan of Reorganization of Nordic Aviation Capital Designated Activity Company and Its Debtor Affiliates (Technical Modifications) (as may be modified, amended or supplemented from time to time, the “Plan of Reorganization”), copies of which are included herein as Exhibits T3E.1 and T3E.2, respectively. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Plan of Reorganization.

References to the Company refer to NAC Aviation 29 Designated Activity Company, or any successor, by merger, consolidation, reorganization, or otherwise, to the Company in the form of a corporation, limited liability company, partnership, or other form, as the case may be.

Pursuant to the terms of the Plan of Reorganization, the Applicants intend to distribute, subject to the conditions set forth in the Disclosure Statement and the Plan of Reorganization, the new debt comprised of (i) new senior secured notes under an indenture to be qualified hereby (the “Indenture”), a form of which is filed as Exhibit T3C.1 to this application (the “New NAC 29 Notes”) and (ii) loans pursuant to a term loan B credit agreement (the “New NAC 29 Term Loan Facility Loans”) solely for distribution to certain of their creditors, which New NAC 29 Notes will be guaranteed by the Guarantors pursuant to the Intercreditor Agreement, a form of which is filed as Exhibit T3C.2. See “Article III. Classification, Treatment, and Voting of Claims and Interests—B. Treatment of Certain Classes of Claims Against and Interests in All Debtors (other than the NAC 33/34 Debtors and the Moelis/Weil/NRF Existing Debtors” in the Plan of Reorganization. The Plan of Reorganization will become effective as soon as practicable after all conditions to the effectiveness of the Plan of Reorganization have been satisfied or waived (the “Effective Date”).

If certain terms and conditions are met, the New NAC 29 Notes will be issued, along with other certain consideration, in consideration for (a) the cancellation of the then outstanding notes listed on Annex A (the “USPP Notes”), totaling approximately $2,590 million, (b) the cancellation of the then outstanding loans under the credit facilities listed on Annex A (the “NAC 29 Facilities”), totaling approximately $1,032 million, and (c) the contribution of Applicable Share Collateral to the Company of the entities listed on Annex B  Subject to the terms of and pursuant to the Plan of Reorganization described herein and certain other conditions, the New NAC 29 Notes will be issued in consideration for the cancellation of all amounts payable in respect of the NAC 29 Funded Debt Claims, and the RoG Funded Debt Claims against the entities listed on Annex B. The $1,811 million aggregate principal amount listed above represents the aggregate principal amount authorized pursuant to the Plan of Reorganization described therein, along with certain other consideration, to be distributed on a pro rata basis to Option A/D Holders who elect to receive New NAC 29 Notes (and Holders of Allowed NAC 29 Funded Debt Claim on account of the USPP Notes who do not make any such election).

The Applicants hereby acknowledge that under Section 306(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), it shall be unlawful for any person, directly or indirectly, to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to offer or sell through the use or medium of any prospectus or otherwise any security which is not registered under the Securities Act of 1933, as amended, and to which Section 306(c) is applicable notwithstanding the provisions of Section 304 of the Trust Indenture Act, unless such security has been or is to be issued under an indenture and an application for qualification has been filed as to such indenture, or while the application is the subject of a refusal order or stop order or (prior to qualification) any public proceeding or examination under Section 307(c) of the Trust Indenture Act. The failure to file an application for qualification of an indenture on a timely basis could result in an enforcement or other action by the Securities and Exchange Commission.

An application for qualification with respect to the Indenture was not filed until after the solicitation of votes with respect to the Plan of Reorganization had commenced. Pursuant to the Plan of Reorganization, it was not certain whether the New NAC 29 Notes or New NAC 29 Term Loan Facility Loans would be issued and whether the new debt would have taken the form of notes or loans. Therefore, the Company believes it would have been premature to file the Form T-3 prior to those details being determined accordance with the Plan of Reorganization. The Applicants believe that the purposes behind the requirement to file a Form T-3 (namely the provision of adequate disclosure to the persons being asked to make an investment decision in respect of the securities in question through the qualification of the indentures) was served prior to the filing of this Form T-3 with respect to the New NAC 29 Notes. A substantial majority of the Option A/D Holders (as defined in the Plan of Reorganization) were at all times adequately represented by counsel during the offering of the New NAC 29 Notes. Moreover, these holders actively negotiated for the terms of the New NAC 29 Notes contained in the Disclosure Statement and Plan of Reorganization. Furthermore, the Option A/D Holders had and continue to have access to a significant amount of information regarding the Applicants by virtue of having been creditors of the Company. The Applicants also believe that the Indenture governing the New NAC 29 Notes contain terms and conditions that are in line with market standard terms and conditions to which investors have become accustomed for transactions of this type. The Indenture will be filed with the U.S. Bankruptcy Court for the Eastern District of Virginia.

The Applicants represent that none of the New NAC 29 Notes under the Indenture to be qualified by this application have been issued and covenants that none of such New NAC 29 Notes will be issued prior to this application being declared effective by the Securities and Exchange Commission.

The issuance of the New NAC 29 Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the United States Bankruptcy Code (the “Bankruptcy Code”). Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property.  The Company believes that the offer of the New NAC 29 Notes under the solicitation of acceptances for the Plan of Reorganization and the exchange of Allowed NAC 29 Funded Debt Claims and the RoG Funded Debt Claims against the entities listed on Annex B for New NAC 29 Notes, together with certain other consideration, under the Plan of Reorganization satisfies the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above.

AFFILIATIONS

3.	Affiliates.

The following describes the Company’s current, wholly-owned direct, or wholly-owned indirect, subsidiaries:

Name of Entity	Record Owner	Ownership
Aldus Portfolio Leasing Ltd	The Company	100%
NAC Aviation 2 Ltd	The Company	100%
NAC Aviation 12 Ltd	The Company	100%
NAC Aviation 14 Ltd	The Company	100%
NAC Aviation 15 Ltd	The Company	100%
NAC Aviation 19 Ltd	The Company	100%
NAC Aviation 24 Ltd	The Company	100%
NAC Aviation 30 Ltd	The Company	100%
NAC Aviation 35 Ltd	The Company	100%
NAC Aviation 36 Ltd	The Company	100%
NK Aviation Ltd	The Company	100%
NAC Aviation Cyprus 2 Ltd	The Company	100%
Freyja Aviation One Malta Ltd	The Company	100%
NAC Aviation France 6 SAS	The Company	100%
NAC Aviation 7 Ltd	NAC Aviation 30 Ltd	100%
NAC Aviation UK 1 Ltd	NAC Aviation 30 Ltd	100%

(1)
Upon the Effective Date: (1) NAC Aviation 25 Ltd, NAC Aviation 26 Ltd, Freyja Aviation Three Ireland Ltd, Freyja Aviation Four Ireland Ltd, Nordic Aviation Leasing Eight Pte Ltd, Nordic Aviation Leasing Nineteen Pte Ltd, Nordic Aviation Leasing Seventeen Pte Ltd, NAC Aviation 2 A/S, NAC Aviation 3 A/S, NAC Aviation UK 3 Ltd, Magni Aviation One Sweden AB and JAG VIII LLC will become wholly-owned direct subsidiaries of the Company and (2) NAC Aviation Colorado 1 LLC and NAC Aviation Colorado 2 LLC will become wholly-owned indirect subsidiaries of the Company (with their record owner being NAC Aviation 25 Ltd).

Certain directors and officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

The following tables list the names and offices held by all directors and executive officers of each Applicant and all persons chosen to become directors or executive officers as of the date of this Application. The mailing address for each of the individuals listed in each of the tables for each of the entities set forth below is: c/o NAC Aviation 29 Designated Activity Company, Gardens International, Henry Street, Limerick, V94 4D83, Ireland.

The Company

As of the date of this Application, the directors and executive officers of the Company are the following individuals.

Name	Office
Patrick Blaney	Director
Paul O'Donnell	Director
Rodney Sheridan	Director
Philip Bolger	Director
Martin Cooke	Director
Justin Bickle	Director
Jeffrey Dane	Director
Jeffrey Stein	Director
Trina Walsh	Company Secretary

The Guarantors

As of the date of this Application, the directors and executive officers of Nordic Aviation Capital Designated Activity Company are the following individuals.

Name	Office
Patrick Blaney	Director
Paul O'Donnell	Director
Rodney Sheridan	Director
Philip Bolger	Director
Martin Cooke	Director
Justin Bickle	Director
Stefan M. Selig	Director
Paul Keglevic	Director
Trina Walsh	Company Secretary

As of the date of this Application, the directors and executive officers of Nordic Aviation Leasing Eight Pte Ltd, Nordic Aviation Leasing Nineteen Pte Ltd, Nordic Aviation Leasing Fifteen Pte Ltd and Nordic Aviation Leasing Seventeen Pte Ltd are the following individuals.

Name	Office
Paul O'Donnell	Director
Martin Cooke	Director
Justin Bickle	Director
Mats Ericson	Director
Rohan Singh	Director
Mark Cox	Director
Harvey Tepner	Director

As of the date of this Application, the directors and executive officers of NAC Aviation 2 A/S are the following individuals.

Name	Office
Paul O'Donnell	Director
Martin Cooke	Director
Justin Bickle	Director
Mark Cox	Director
Harvey Tepner	Director

As of the date of this Application, the directors and executive officers of NAC Aviation 3 A/S are the following individuals.

Name	Office
Paul O'Donnell	Director
Martin Cooke	Director
Justin Bickle	Director
Jame Donath	Director
Tony Horton	Director

As of the date of this Application, the directors and executive officers of NAC Aviation 25 Limited are the following individuals.

Name	Office
Paul O'Donnell	Director
Martin Cooke	Director
Justin Bickle	Director
Jame Donath	Director
Tony Horton	Director
Tom Turley	Director
Elaine Kirby	Director

As of the date of this Application, the directors and executive officers of NAC Aviation 26 Limited are the following individuals.

Name	Office
Paul O'Donnell	Director
Martin Cooke	Director
Justin Bickle	Director
Mark Cox	Director
Harvey Tepner	Director
Tom Turley	Director
Elaine Kirby	Director

As of the date of this Application, the directors and executive officers of Aldus Portfolio Leasing Ltd, NAC Aviation 2 Ltd, NAC Aviation 7 Ltd, NAC Aviation 12 Ltd, NAC Aviation 14 Ltd, NAC Aviation 15 Ltd, NAC Aviation 19 Ltd, NAC Aviation 24 Ltd, NAC Aviation 30 Ltd, NAC Aviation 35 Ltd, NAC Aviation 36 Ltd, NK Aviation Ltd, Freyja Aviation Three Ireland Ltd and Freyja Aviation Four Ireland Ltd are the following individuals.

Name	Office
Tom Turley	Director
Elaine Kirby	Director

As of the date of this Application, the directors and executive officers of NAC Aviation UK 1 Ltd and NAC Aviation UK 3 Ltd are the following individuals.

Name	Office
Trevor Hall	Director
Andrew Cameron	Director

As of the date of this Application, the directors and executive officers of Magni Aviation One Sweden AB are the following individuals.

Name	Office
Oscar Miörner	Director
Mattias Andersson	Deputy Director

As of the date of this Application, the directors and executive officers of NAC Aviation Cyprus 2 Ltd are the following individuals.

Name	Office
Costas Christoforou	Director
Elaine Kirby	Director
Andreas Panayiotou	Director

As of the date of this Application, the directors and executive officers of JAG VIII LLC are the following individuals.

Name	Office
Morten Mikkelsen	Director of the LLC's Registration Agent
Rodney Sheridan	Director of the LLC's Registration Agent

As of the date of this Application, the directors and executive officers of NAC Aviation Colorado 1 LLC and NAC Aviation Colorado 2 LLC are the following individuals.

Name	Office
Paul O'Donnell	Director of the LLC's Sole Member
Martin Cooke	Director of the LLC's Sole Member
Justin Bickle	Director of the LLC's Sole Member
Jame Donath	Director of the LLC's Sole Member
Tony Horton	Director of the LLC's Sole Member
Tom Turley	Director of the LLC's Sole Member
Elaine Kirby	Director of the LLC's Sole Member

5.	Principal Owners of Voting Securities.

The following tables set forth certain information regarding each person known to the Company to own 10 percent or more of the voting securities of the Applicants as of the date of this Application. Unless otherwise stated, the mailing address of each holder listed in each of the tables set forth below is: c/o NAC Aviation 29 Designated Activity Company, Gardens International, Henry Street, Limerick, V94 4D83, Ireland.

The Company

Name and Complete Mailing Address of Equityholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Nordic Aviation Capital Designated Activity Company Gardens International, Henry Street, Limerick, V94 4D83, Ireland	Ordinary	1	100%

Upon the Effective Date, Nordic Aviation Capital Designated Activity Company will own all of the voting securities of the Company.

The Guarantors

Guarantor Name	Name and Complete Mailing Address of Equityholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Nordic Aviation Capital Designated Activity Company	NAC Luxembourg II S.A.	Ordinary Share	60,002,501	100%

Guarantor Name	Name and Complete Mailing Address of Equityholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Aldus Portfolio Leasing Ltd	The Company	Ordinary Euro Share	10	100%
		Ordinary US Share	54,729,593	100%
		Non-Voting Preferred Ordinary Euro Share	639	100%
		Non-Voting Preferred Ordinary USD Share	535,000	100%
NAC Aviation 2 Ltd	"	Ordinary Share	1	100%
NAC Aviation 12 Ltd	"	Ordinary Share	1	100%
NAC Aviation 14 Ltd	"	Ordinary Share	1	100%
NAC Aviation 15 Ltd	"	Ordinary Share	1	100%
NAC Aviation 19 Ltd	"	Ordinary Share	1	100%
NAC Aviation 24 Ltd	"	Ordinary Share	1	100%
NAC Aviation 30 Ltd	"	Ordinary Share	1	100%
NAC Aviation 35 Ltd	"	Ordinary Share	1	100%
NAC Aviation 36 Ltd	"	Ordinary Share	1	100%
NK Aviation Ltd	"	Ordinary A Share	1	100%
		Ordinary B Share	1	100%
NAC Aviation Cyprus 2 Ltd	"
NAC Aviation 7 Ltd	NAC Aviation 30 Ltd	Ordinary Share	1	100%
NAC Aviation UK 1 Ltd	"	Ordinary GBP Share	1	100%
		Ordinary USD Share	31,792,737	100%
Nordic Aviation Leasing Eight Pte Ltd	Nordic Aviation Capital Pte. Ltd. 20 Bendemeer Road #03-12 Singapore	Ordinary Share	1	100%
Nordic Aviation Leasing Nineteen Pte Ltd	"	Ordinary Share	1	100%
Nordic Aviation Leasing Fifteen Pte Ltd	"	Ordinary Share	1	100%
Nordic Aviation Leasing Seventeen Pte Ltd	"	Ordinary Share	1	100%
NAC Aviation 2 A/S	Nordic Aviation Capital A/S Stratusvej 12 Billund, 7190 Denmark	Beløb (DKK)	500,000	100%
NAC Aviation 3 A/S	"	Beløb (DKK)	500,000	100%
NAC Aviation 25 Ltd	"	Ordinary Share	1	100%
NAC Aviation 26 Ltd	"	Ordinary Share	1	100%

Guarantor Name	Name and Complete Mailing Address of Equityholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
NAC Aviation Colorado 1 LLC	NAC Aviation 25 Ltd c/o Nordic Aviation Capital A/S Stratusvej 12 Billund, 7190 Denmark	Membership Interest	N/A	100%
NAC Aviation Colorado 2 LLC	"	Membership Interest	N/A	100%
Freyja Aviation Three Ireland Ltd	Jetscape Aviation Group Ltd	Ordinary Share	100	100%
Freyja Aviation Four Ireland Ltd	"	Ordinary Share	100	100%
Magni Aviation One Sweden AB	"	Aktier	500	100%
NAC Aviation UK 3 Ltd	NAC Services UK Limited	Ordinary Share	50,000	100%
JAG VIII LLC	Nordic Aviation Capital Inc.	Membership Interest	N/A	100%

Upon the Effective Date, the equityholders listed below will own all of the voting securities of the Guarantors. Unless otherwise stated, the mailing address of each holder listed in each of the tables set forth below is: c/o NAC Aviation 29 Designated Activity Company, Gardens International, Henry Street, Limerick, V94 4D83, Ireland.

Guarantor Name	Name and Complete Mailing Address of Equityholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Nordic Aviation Capital Designated Activity Company	NAC Holdings Limited PO Box 309, Ugland House, Grand Cayman, KY1-1004, Cayman Islands	Ordinary Share	TBC(1)	100%

(1)	Number of shares to be issued will only be confirmed shortly before the Plan Effective Date.

Guarantor Name	Name and Complete Mailing Address of Equityholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Aldus Portfolio Leasing Ltd	The Company	Ordinary Euro Share	10	100%
		Ordinary US Share	54,729,593	100%
		Non-Voting Preferred Ordinary Euro Share	639	100%
		Non-Voting Preferred Ordinary USD Share	535,000	100%
NAC Aviation 2 Ltd	"	Ordinary Share	1	100%
NAC Aviation 12 Ltd	"	Ordinary Share	1	100%
NAC Aviation 14 Ltd	"	Ordinary Share	1	100%
NAC Aviation 15 Ltd	"	Ordinary Share	1	100%
NAC Aviation 19 Ltd	"	Ordinary Share	1	100%
NAC Aviation 24 Ltd	"	Ordinary Share	1	100%
NAC Aviation 30 Ltd	"	Ordinary Share	1	100%
NAC Aviation 35 Ltd	"	Ordinary Share	1	100%
NAC Aviation 36 Ltd	"	Ordinary Share	1	100%
NK Aviation Ltd	"	Ordinary A Share	1	100%
		Ordinary B Share	1	100%
NAC Aviation Cyprus 2 Ltd	"
NAC Aviation 7 Ltd	NAC Aviation 30 Ltd	Ordinary Share	1	100%
NAC Aviation UK 1 Ltd	"	Ordinary GBP Share	1	100%
		Ordinary USD Share	31,792,737	100%
Nordic Aviation Leasing Eight Pte Ltd	The Company	Ordinary Share	1	100%
Nordic Aviation Leasing Nineteen Pte Ltd	"	Ordinary Share	1	100%
Nordic Aviation Leasing Fifteen Pte Ltd	"	Ordinary Share	1	100%
Nordic Aviation Leasing Seventeen Pte Ltd	"	Ordinary Share	1	100%
NAC Aviation 2 A/S	"	Beløb (DKK)	500,000	100%

Guarantor Name	Name and Complete Mailing Address of Equityholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
NAC Aviation 3 A/S	"	Beløb (DKK)	500,000	100%
NAC Aviation 25 Ltd	"	Ordinary Share	1	100%
NAC Aviation 26 Ltd	"	Ordinary Share	1	100%
NAC Aviation Colorado 1 LLC	NAC Aviation 25 Ltd	Membership Interest	N/A	100%
NAC Aviation Colorado 2 LLC	"	Membership Interest	N/A	100%
Freyja Aviation Three Ireland Ltd	The Company	Ordinary Share	100	100%
Freyja Aviation Four Ireland Ltd	"	Ordinary Share	100	100%
Magni Aviation One Sweden AB	"	Aktier	500	100%
NAC Aviation UK 3 Ltd	"	Ordinary Share	50,000	100%
JAG VIII LLC	"	Membership Interest	N/A	100%

UNDERWRITERS

6.	Underwriters.

(a)          The following table sets forth information regarding all persons who have acted as an underwriter of any securities of the Applicants outstanding on the date of the filing of this Application within three years prior to the date of the filing of this Application.

Name	Mailing Address	Offering
N/A	N/A	N/A

(b)          There is no proposed principal underwriter for the New NAC 29 Notes that are to be issued under the Indenture that is to be qualified under this Application.

CAPITAL SECURITIES

7.	Capitalization.

(a)          The following tables set forth certain information with respect to each authorized class of securities of the Applicants as of the date of this Application.

The Company

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share capital, par value €1.00 per share	€100,000	€1
4.17% Series A Senior Notes Due June 29, 2022(1)	N/A	$103,294,027.78
4.53% Series B Senior Notes Due June 29, 2024(1)	N/A	$103,419,027.77
4.61% Series C Senior Notes Due February 22, 2023(1)	N/A	$137,043,569.44
4.84% Series D Senior Notes Due February 22, 2025(1)	N/A	$69,120,736.12
5.02% Series F Senior Notes Due February 22, 2028(1)	N/A	$143,140,134.72
Series G Senior Notes Due March 14, 2024(1)	N/A	$543,896,360.41
Series H Senior Notes Due March 14, 2026(1)	N/A	$267,693,400.00
Series I Senior Notes Due February 27, 2023(1)	N/A	$187,413,930.38
Series J Senior Notes Due February 27, 2025(1)	N/A	$531,921,722.22
Series K Senior Notes Due February 27, 2027(1)	N/A	$159,220,553.47

(1)	These securities are guaranteed on a senior basis by Nordic Aviation Capital Designated Activity Company.

(b)          Each holder of ordinary share capital of the Company has one vote per share on all matters to be voted upon by shareholders.

(c)          Holders of the series of notes of the Company listed above have the voting rights with respect to the respective series of notes set forth under the respective indenture.

The Guarantors

(d)          The Guarantors have not issued any debt securities that are outstanding and as such the only securities outstanding for each Guarantor are the equity interests detailed in section 5 above. Voting on equityholder matters concerning each such Guarantor is determined by the organizational documents of such Guarantor and applicable corporate law in its jurisdiction of organization, but all such voting arrangements are in line with customary practice in the relevant jurisdiction.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

The New NAC 29 Notes will be subject to the Indenture to be entered into among the Company, Nordic Aviation Capital Designated Activity Company and Wilmington Trust, National Association, as trustee (the “Trustee”). The following is a general description of certain provisions included in the Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C herewith. The Applicants have not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change before it is executed. Capitalized terms used below and not defined in this section have the meanings ascribed to them in the Indenture.

(a)          Events of Default.

If any one or more of the following events (herein called "Events of Default") shall occur for any reason whatsoever (and whether such occurrence shall be voluntary or involuntary or come about or be effected by operation of law or pursuant to or in compliance with any judgment, decree or order of any court or any order, rule or regulation of any Governmental Authority), that is to say:

(a)          if NAC 29 defaults in the due and punctual payment of any interest due on any Interest Payment Date or principal due on the Stated Maturity, and such default continues for a period of five Business Days; or

(b)          if a NAC 29 Obligor defaults in the due and punctual payment of any other amounts due and payable under the Note Documents (other than those referred to in subparagraph (a)(above)), and such default continues for a period of ten Business Days;

(c)          if default shall be made in the performance or observance of any covenant set forth in Section 4.03, Section 4.10(f), Section 4.19, Section 4.14(a), Section 4.15(a) or Section 4.16(a) hereunder, unless such non-compliance has been remedied within five Business Days of the earlier of (i) the date on which that NAC 29 Obligor receives notice from the Trustee (acting on instructions from the Majority Pari Passu Creditors or the Security Agent (acting on the instructions of the Majority Pari Passu Creditors)) and/or any Holder or holder of any beneficial interest in a Global Security, as applicable, of such non-compliance, and (ii) the date on which NAC 29 or the applicable NAC 29 Obligor became aware of such non-compliance;

(d)          GrowthCo materially fails to comply with its obligations under the GrowthCo (NAC 29) Notes, unless such non-compliance has been remedied within thirty days of the earlier of (i) the date on which NAC 29 receives notice from the Trustee (acting on instructions from the Majority Pari Passu Creditors or the Security Agent (acting on the instructions of the Majority Pari Passu Creditors)) and/or any Holder or holder of any beneficial interest in a Global Security, as applicable, of such non-compliance, and (ii) the date on which NAC 29, NAC DAC or GrowthCo became aware of such non-compliance;

(e)          any NAC 29 Obligor materially fails to comply with its obligations under the Note Documents (other than as described in paragraph (a), (b) or (c) above), unless such non-compliance has been remedied within thirty (30) days of the earlier of (i) the date on which that NAC 29 Obligor receives notice from the Trustee (acting on instructions from the Majority Pari Passu Creditors or the Security Agent (acting on the instructions of the Majority Pari Passu Creditors)) and/or any Holder or holder of any beneficial interest in a Global Security, as applicable, of such non-compliance, and (ii) the date on which NAC 29 or the applicable NAC 29 Obligor became aware of such non-compliance;

(f)          any representation or warranty made by any NAC 29 Obligor under the Note Documents shall prove to have been materially false or misleading, unless the relevant circumstances giving rise to the same have been remedied within thirty days of the earlier of (i) the date on which NAC 29 receives notice from the Trustee (acting on instructions from the Majority Pari Passu Creditors or the Security Agent (acting on the instructions of the Majority Pari Passu Creditors)) and/or any Holder or holder of any beneficial interest in a Global Security, as applicable, of such misrepresentation, and (ii) the date on which NAC 29 or the applicable NAC 29 Obligor became aware of such misrepresentation;

(g)          there shall occur (i) an event of default, which is not waived, in the payment of any principal, interest, premium or other amount with respect to any Financial Indebtedness or hedging obligation of any member of the NAC Group which permits the holder of any such Financial Indebtedness to accelerate the maturity thereof, or (ii) any other event of default (howsoever described) under or pursuant to any Financial Indebtedness of any member of the NAC Group, and as a result of such event of default any such Financial Indebtedness becomes prematurely due and payable or is placed on demand, and such default shall (x) continue for more than the period of grace (if any) specified therein, and (y) be in respect of Financial Indebtedness (which, for the avoidance of doubt, will be limited in respect of (i) above to the relevant amount of Financial Indebtedness that has not been paid when due) having an aggregate principal amount of at least $25,000,000 or its equivalent in any other currency or currencies, excluding intra-group debt and limited recourse debt (provided that, in each case, such debt constituted Permitted  NAC Group Financial Indebtedness, it being acknowledged that the debt under any Moelis/Weil/NRF Amended Financing Arrangements (as defined in the Plan of Reorganization) will be treated as limited recourse debt unless NAC DAC fails to comply with its obligations under any related "Partial Guarantee" (as defined in the Plan of Reorganization) or clause 16.1.6 of the amended and restated facility agreement comprising part of the Moelis/Weil/NRF Amended Debt Documents (as defined the Plan of Reorganization) (the "Bad Boy Guarantee"), in which case the unpaid liability of NAC DAC under that "Partial Guarantee" or "Bad Boy Guarantee" (as applicable) will be taken into account for the purposes of this paragraph (g), and provided that no Event of Default shall occur under this paragraph (g) if a member of the NAC Group is disputing such Financial Indebtedness in good faith, including by appropriate proceedings with adequate reserves having been provided for the payment of such Financial Indebtedness;

(h)          (i) NAC 29 and/or GrowthCo ceases to be a Wholly-Owned Subsidiary of NAC DAC or (ii) Freyja ceases to be a Wholly-Owned Subsidiary of NAC 29;

(i)           any NAC 29 Obligor (i) is generally not paying, or admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, examinership, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated, (vi) by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors (excluding any Secured Party (as defined in the Intercreditor Agreement) in its capacity as such) with a view to rescheduling any of its indebtedness, or (vii) takes corporate action for the purpose of any of the foregoing;

(j)           a court or other Governmental Authority of competent jurisdiction enters an order appointing, without consent by the relevant NAC 29 Obligor, a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up, examinership or liquidation of any NAC 29 Obligor, or any such petition shall be filed against any NAC 29 Obligor and such petition shall not be dismissed within 60 days;

(k)          any event occurs with respect to any NAC 29 Obligor which under the laws of any jurisdiction is analogous to any of the events described in paragraph (i) or (j), provided that the applicable grace period, if any, which shall apply shall be the one applicable to the relevant proceeding which most closely corresponds to the proceeding described in paragraph (i) or (j);

(l)          failure by any NAC 29 Obligor(s) to pay final judgments, individually or in the aggregate, in excess of $25,000,000, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed in each case unless the same is being contested in good faith and by appropriate means and for which adequate reserves have been made;

(m)         any member of the NAC Group, other than in the ordinary course of business or pursuant to any Permitted NAC Group Transaction, suspending all or any part of its operations material to the conduct of NAC DAC and its Subsidiaries' business taken as a whole for a period of more than sixty days, provided that, no Event of Default shall occur in respect of any event, circumstance or transaction which is contemplated by the Plan of Reorganization;

(n)          there shall occur any event of default (howsoever defined), which is not waived, under any Super Senior Credit Facility, the Senior Secured Credit Agreement and/or any other Permitted Additional Pari Passu Indebtedness; or

(o)          if (i) any ERISA Plan shall fail to satisfy the minimum funding standards of ERISA or the Code for any plan year or part thereof or a waiver of such standards or extension of any amortization period is sought or granted under Section 412 of the Code, (ii) a notice of intent to terminate any ERISA Plan under Section 4041 of ERISA shall have been or is reasonably expected to be filed with the PBGC or the PBGC shall have instituted proceedings under Section 4042 of ERISA to terminate or appoint a trustee to administer any ERISA Plan (iii) there is any "amount of unfunded benefit liabilities" (within the meaning of Section 4001(a)(18) of ERISA) under one or more ERISA Plans, determined in accordance with Title IV of ERISA, (iv) the aggregate present value of accrued benefit liabilities under all funded Foreign Plans exceeds the aggregate current value of the assets of such Foreign Plans allocable to such liabilities, (v) any NAC 29 Obligor or any ERISA Affiliate shall have incurred or is reasonably expected to incur any liability pursuant to Title IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, (vi) any NAC 29 Obligor or any ERISA Affiliate incurs withdrawal liability in respect of any Multiemployer Plan under Subtitle E of Title IV of ERISA, (vii) any NAC 29 Obligor or any of its Subsidiaries establishes or amends any employee welfare benefit plan that provides post-employment welfare benefits in a manner that would increase the liability of any NAC 29 Obligor or any of its Subsidiaries thereunder, (viii) any NAC 29 Obligor or any of its Subsidiaries fails to administer or maintain or contribute to a Foreign Plan or Governmental Plan in compliance with the requirements of any and all applicable laws, statutes, rules, regulations, contractual requirements or court orders, or any Foreign Plan is involuntarily terminated or wound up, or (ix) any NAC 29 Obligor or any of its Subsidiaries becomes subject to the imposition of a financial penalty (which for this purpose shall mean any tax, penalty or other liability, whether by way of indemnity or otherwise) with respect to one or more Foreign Plans or Governmental Plans; and any such event or events described in clauses (i) through (ix) above, either individually or together with any other such event or events, could reasonably be expected to have a Material Adverse Effect.  As used in this paragraph (o), the terms "employee benefit plan" and "employee welfare benefit plan" shall have the respective meanings assigned to such terms in Section 3 of ERISA (whether or not subject to ERISA), provided that no Event of Default will occur under this Section 6.01 if the relevant condition or event either (A) arose directly and solely from the transactions contemplated by the Plan of Reorganization (and the implementation thereof in accordance with its terms), including any cross-default or insolvency-related default triggered, or (B) arose during the period of six months following the Issue Date, in respect of any cross-default or cross-enforcement (including enforcement of security) or insolvency-related event of default that, in each case, where the same has arisen directly and solely from (i) the transactions contemplated the Plan of Reorganization in respect of any Exiting Financing Arrangement (as defined therein), or (ii) actions taken following any failure to conclude such transactions, in each case, in circumstances where such condition or event does not have a Material Adverse Effect.

(b)          Execution and Authentication.

An Officer of NAC 29 shall sign the Securities for NAC 29 by manual, facsimile or other electronic signature.

If an Officer whose signature is on a Security no longer holds that office at the time the Trustee authenticates the Security, the Security shall be valid nevertheless.

A Security shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Security.  The manual signature shall be conclusive evidence that the Security has been authenticated under this Indenture.

The Trustee shall, upon the written direction of NAC 29, authenticate and make available for delivery Securities, as set forth in Section 2.2 of the Appendix.

The Trustee may appoint an authenticating agent reasonably acceptable to NAC 29 to authenticate the Securities.  Any such appointment shall be evidenced by an instrument signed by a Trust Officer, a copy of which shall be furnished to NAC 29.  Unless limited by the terms of such appointment, an authenticating agent may authenticate Securities whenever the Trustee may do so.  Each reference in this Indenture to authentication by the Trustee includes authentication by such agent.  An authenticating agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.

(c)          Discharge of Liability on Securities; Defeasance.

(a)          This Indenture and the other Note Documents (insofar as related to this Indenture and the Securities) shall, subject to Section 8.01(c), cease to be of further effect (and for the purposes of determining whether, under the terms of the Intercreditor Agreement, if any Collateral should be released from the Liens, the Securities will be treated as having been repaid in full) when both (x) either (i) NAC 29 delivers to the Trustee all outstanding Securities (other than Securities replaced pursuant to Section 2.08) for cancellation or (ii) all outstanding Securities not theretofore delivered to the Trustee for cancellation (1) have become due and payable, whether at maturity or on a redemption date as a result of the mailing of a notice of redemption pursuant to Article III hereof or (2) will become due and payable within one year at the Stated Maturity or within 60 days as the result of the giving of any irrevocable and unconditional notice of redemption pursuant to Article III hereof, and, in the case of clause (ii), NAC 29 irrevocably deposits with the Trustee cash in U.S. dollars or non-callable U.S. Government Obligations or a combination thereof, in amounts sufficient to pay at maturity or upon redemption all outstanding Securities, including interest and premium, if any, thereon to maturity or such redemption date (other than Securities replaced pursuant to Section 2.08), and (y) NAC 29 pays all other sums payable hereunder by NAC 29.  The Trustee and Security Agent shall acknowledge satisfaction and discharge of this Indenture (subject to Section 8.01(c)) and the other Note Documents (insofar as related to this Indenture and the Securities) on demand of NAC 29 and upon receipt of an Officer’s Certificate and an  Opinion of Counsel stating that all conditions precedent to the satisfaction and discharge of the Indenture and release of Liens have been satisfied.

(b)          Subject to Sections 8.01(c) and 8.02, NAC 29 at any time may terminate (1) all its obligations under the Securities and this Indenture ("legal defeasance option") or (2) its obligations under Article IV (other than  Section 4.01) and the operation of Section 6.01 (other than paragraphs (a) or (b) thereof) ("covenant defeasance option").  NAC 29 may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

If NAC 29 exercises its legal defeasance option, payment of the Securities may not be accelerated because of an Event of Default with respect thereto.  If NAC 29 exercises its covenant defeasance option, payment of the Securities may not be accelerated because of an Event of Default other than those specified in Sections 6.01(a) and (b).  If NAC 29 exercises its legal defeasance option or its covenant defeasance option, (i) each Guarantor, if any, shall be released from all its obligations with respect to its ICA Guarantee and (ii) NAC DAC shall be released from all its obligations with respect to its ICA Guarantee, in each case except to the extent necessary to guarantee any of NAC 29's continuing obligations pursuant to Section 8.01(c); and (iii) for the purposes of determining whether, under the terms of the Intercreditor Agreement, the Collateral should be released from the Liens, the Securities will be treated as having been repaid in full).

Upon satisfaction of the conditions set forth herein, and satisfaction of the other covenants or obligations under the other Note Documents (insofar as related to the Securities and this Indenture), and upon request of NAC 29, the Trustee shall acknowledge in writing the discharge of those obligations that NAC 29 terminates and the Collateral shall be released as to the Notes Obligations.

(c)          Notwithstanding clauses (a) and (b) above, NAC 29's obligations in Sections 2.03, 2.04, 2.05, 2.06, 2.08, 2.09, 7.07 and 7.08 and in this Article VIII shall survive until the Securities have been paid in full.  Thereafter, NAC 29's obligations in Sections 7.07, 8.04 and 8.05 shall survive.

(d)          Financial Reports etc.

NAC 29 shall deliver to each Holder (and in the case of clauses (d), (e), (j) and (k), the Trustee):

(a)          Interim Statements — promptly after the same are available and in any event within 45 days after the end of each Financial Quarter in each Financial Year of NAC DAC (other than the last Financial Quarter of each such Financial Year), duplicate copies of:

(i)           a consolidated balance sheet of NAC DAC and its Subsidiaries as at the end of such Financial Quarter, and

(ii)          a consolidated profit and loss account and a consolidated cash flow statement of NAC DAC and its Subsidiaries, for such Financial Quarter,

prepared in accordance with IFRS applicable to interim financial statements generally, and (x) certified by a Senior Financial Officer as fairly presenting, in all material respects, the financial position of the companies being reported on and their results of operations and cash flows, subject to changes resulting from year-end adjustments and (y) accompanied by a customary management discussion and analysis

(b)          Annual Statements — as soon as reasonably practicable and in any event, in the case of NAC DAC, within 105 days after the end of each Financial Year of NAC DAC and, in the case of NAC 29, within 135 days after the end of each Financial Year of NAC 29 (or, in either case, for the Financial Year ending 31 December 2021, 270 days after such date), duplicate copies of the audited consolidated financial statements of NAC DAC and NAC 29 (as applicable), to include:

(i)           a consolidated balance sheet of NAC DAC and its Subsidiaries and of NAC 29 and its Subsidiaries (as applicable), in each case, as of the last day of such Financial Year, and

(ii)          a consolidated profit and loss account and a consolidated cash flow statement of NAC DAC and its Subsidiaries and of NAC 29 and its Subsidiaries (as applicable), in each case, for such Financial Year, setting forth in comparative form the corresponding figures for the prior Financial Year (to the extent such corresponding figures were previously prepared for such prior Financial Year), each audited by KPMG or other independent certified public accountants of recognized international standing (which report shall (except in the case of the Financial Year ending 31 December 2021) not be subject to a "going concern" qualification (except as resulting from the impending maturity of the Securities and/or the Term Loan B Credit Agreement and/or any other Permitted Pari Passu Indebtedness within the four Financial Quarter period following the relevant audit date)) all prepared in accordance with IFRS, accompanied by customary management discussion and analysis;

(c)          SEC and Other Reports — promptly upon their becoming available to NAC DAC or NAC 29, a copy of (i) any regular or special reports or effective registration statements which NAC DAC, NAC 29 or any Subsidiary thereof shall file with the SEC (or any successor thereto) or any securities exchange, and (ii) any proxy statement distributed by NAC DAC, NAC 29 or any Subsidiary thereof to its shareholders, bondholders or the financial community in general;

(d)          Notice of Default or Event of Default — promptly and in any event within 10 days after an Officer becoming aware of the existence of any Default or Event of Default, a written notice specifying the nature and period of existence thereof and what action the relevant NAC 29 Obligor(s) are taking or propose to take with respect thereto, which notice shall also be uploaded to the VDR on the same date;

(e)          Target of Sanctions - promptly upon becoming aware of (i) NAC DAC or any member of the NAC 29 Group becoming subject to any Sanctions and (ii) any Lessee Sanctions Event;

(f)          Resignation or Replacement of Auditors — within 30 days following the date on which NAC DAC's auditors resign or NAC DAC elects to change auditors, as the case may be, notification thereof, together with such supporting information as the any Holder or holder of any beneficial interest in a Global Security may reasonably request;

(g)          Notice of Suits or Other Proceedings — promptly upon any officer of NAC DAC or NAC 29 obtaining knowledge of any action, suit, litigation, investigation, or other proceeding being instituted or threatened against NAC 29, NAC DAC or any other Subsidiary thereof; in any court or before any Governmental Authority, or any attachment, levy, execution or other process being instituted against any assets of NAC 29, NAC DAC or any other Subsidiary thereof; making a claim or claims in an aggregate amount greater than $25,000,000, exclusive of punitive damages, not otherwise covered by insurance and that would be reasonably expected to have a Material Adverse Effect, written notice thereof stating the nature and status of such action, suit, litigation, investigation, dispute, proceeding, levy, execution or other process;

(h)          Employee Benefits Matters — promptly, and in any event within thirty (30) days after an Officer becoming aware of any of the following, a written notice of (i) the establishment of any Single Employer Plan (which notice shall include a copy of such plan), (ii) the failure of any NAC 29 Obligor or any ERISA Affiliate to make a required installment or payment under Section 303(j) of ERISA or Section 430(j) of the Code by the due date, (iii) the occurrence of a Termination Event or Foreign Plan Event with respect to any Single Employer Plan, Multiemployer Plan, Foreign Plan or Governmental Plan, and (iv) the institution of proceedings or the taking of any other action by the PBGC or any NAC 29 Obligor or any ERISA Affiliate or any Multiemployer Plan with respect to the withdrawal from, or the termination or Insolvency of, any Multiemployer Plan;

(i)          Requested Information — promptly, from time to time, such other data and information relating to the business, operations, affairs, financial condition, assets or properties of NAC DAC or any member of the NAC Group or relating to the ability of any NAC 29 Obligor to perform its obligations the Note Documents to which it is a party, including information readily available to NAC DAC explaining NAC DAC's financial statements as a Holder may reasonably request;

(j)          Compliance Certificates — within 30 days after the end of each Financial Year, an Officer’s Certificate of NAC 29, stating that in the course of the performance by the signer of his or her duties as an Officer of NAC 29 he or she would normally have knowledge of any Default or Event of Default and whether or not the signer knows of any Default or Event of Default that occurred during the previous Financial Year; provided that no such Officer’s Certificate shall be required for any Financial Year ended prior to the Issue Date.  If such Officer does have knowledge of any Default or Event of Default, the certificate shall describe the Default or Event of Default, its status and the action NAC 29 is taking or proposes to take with respect thereto.  NAC 29 shall also comply with TIA § 314(a)(4) and deliver the certificate referred to in such section of the TIA, which certificate shall be delivered to the Trustee within 30 days after the end of each Financial Year of NAC 29. Any certificates delivered pursuant to this Section 12.01(j) shall, on the same date, also be uploaded to the VDR;

(k)          Additional reporting — if a Pari Passu Debt Acceleration Event  occurs or NAC 29 receives notice under Clause 5.1 (Option to Purchase: Pari passu creditors) of the Intercreditor Agreement that any Pari Passu Noteholder or Pari Passu Lender intends to purchase the Super Senior Liabilities, then, upon becoming aware of the same, NAC 29 will (i) promptly (and in any event within one Business Day) notify the Trustee of such circumstances and will direct the Trustee to send notice of the same to the Holders of the Securities, and (ii) on the same date upload a written notice advising of the occurrence of such event on the VDR. Capitalised terms used in this Section 12.01(k) and not otherwise defined herein have the meanings given to such terms in the Intercreditor Agreement; and

(l)          Monthly Management Report  — within 15 Business Days of the end of each calendar month a management report substantially in the form set out in Exhibit F.

                (m)       Shareholder Circulars — at the same time as they are so dispatched or otherwise delivered (howsoever described), any documents (howsoever described and including, without limitation, notices, consent and/or approval requests, waiver requests, amendment requests, supplement requests and other modification and/or variation requests) dispatched or otherwise delivered (howsoever described) by NAC DAC or NAC HoldCo to all of the shareholders of NAC HoldCo generally (whether pursuant to any provision of the NAC HoldCo SHA or otherwise), that does not require any election, opt-in, assent or similar on the part of the relevant shareholder(s) receiving such document.

9.	Other Obligors.

Other than the Applicants, no other person is an obligor with respect to the New NAC 29 Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for Qualification comprises:

(a)          Pages numbered 1 to 17, consecutively (and Exhibit Index).

(b)          The Statement of Eligibility and Qualification on Form T-1 of Wilmington Trust, National Association, as Trustee, under the Indenture to be qualified.

(c)          The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the Trustee:

Exhibit T3A.1*	Certificate of Incorporation of NAC Aviation 29 Designated Activity Company
Exhibit T3A.2*	Certificate of Incorporation of Nordic Aviation Capital Designated Activity Company
Exhibit T3A.3*	Certificate of Incorporation of Aldus Portfolio Leasing Ltd.
Exhibit T3A.4*	Certificate of Incorporation of NAC Aviation 2 Ltd.
Exhibit T3A.5*	Certificate of Incorporation of NAC Aviation 7 Ltd.
Exhibit T3A.6*	Certificate of Incorporation of NAC Aviation 12 Ltd
Exhibit T3A.7*	Certificate of Incorporation of NAC Aviation 14 Ltd
Exhibit T3A.8*	Certificate of Incorporation of NAC Aviation 15 Ltd
Exhibit T3A.9*	Certificate of Incorporation of NAC Aviation 19 Ltd
Exhibit T3A.10*	Certificate of Incorporation of NAC Aviation 24 Ltd
Exhibit T3A.11*	Certificate of Incorporation of NAC Aviation 25 Ltd
Exhibit T3A.12*	Certificate of Incorporation of NAC Aviation 26 Ltd
Exhibit T3A.13*	Certificate of Incorporation of NAC Aviation 30 Ltd
Exhibit T3A.14*	Certificate of Incorporation of NAC Aviation 35 Ltd
Exhibit T3A.15*	Certificate of Incorporation of NAC Aviation 36 Ltd
Exhibit T3A.16*	Certificate of Incorporation of NK Aviation Ltd
Exhibit T3A.17*	Certificate of Incorporation of Freyja Aviation Three Ireland Ltd
Exhibit T3A.18*	Certificate of Incorporation of Freyja Aviation Four Ireland Ltd
Exhibit T3A.19*	Certificate of Incorporation of Nordic Aviation Leasing Eight Pte Ltd
Exhibit T3A.20	Certificate of Incorporation of Nordic Aviation Leasing Nineteen Pte Ltd
Exhibit T3A.21*	Certificate of Incorporation of Nordic Aviation Leasing Fifteen Pte Ltd

Exhibit T3A.22*	Certificate of Incorporation of Nordic Aviation Leasing Seventeen Pte Ltd
Exhibit T3A.23*	Certificate of Incorporation of NAC Aviation UK 1 Limited
Exhibit T3A.24*	Certificate of Incorporation of NAC Aviation UK 3 Limited
Exhibit T3A.25*	Certificate of Incorporation of Upana Holdings Limited
Exhibit T3A.26*	Certificate of Name Change from Upana Holdings Limited to MIG Aviation 3 Limited
Exhibit T3A.27*	Certificate of Name Change from MIG Aviation 3 Limited to NAC Aviation Cyprus 2 Ltd
Exhibit T3A.28*	e-Certificate of Registration of Magni Aviation One Sweden AB
Exhibit T3A.29*	Statement of Conversion of NAC Aviation Colorado 1, LLC
Exhibit T3A.30*	Statement of Conversion of NAC Aviation Colorado 2, LLC
Exhibit T3A.31*	Certificate of Status for JAG VIII LLC
Exhibit T3A.32*	Certificate of Registration of NAC Aviation 2 A/S
Exhibit T3A.33*	Certificate of Registration of NAC Aviation 3 A/S
Exhibit T3B.1	Constitution of NAC Aviation 29 Designated Activity Company
Exhibit T3B.2	Constitution of Nordic Aviation Capital Designated Activity Company
Exhibit T3B.3	Constitution of Aldus Portfolio Leasing Ltd.
Exhibit T3B.4	Constitution of NAC Aviation 2 Ltd.
Exhibit T3B.5	Constitution of NAC Aviation 7 Ltd.
Exhibit T3B.6	Constitution of NAC Aviation 12 Ltd
Exhibit T3B.7	Constitution of NAC Aviation 14 Ltd
Exhibit T3B.8	Constitution of NAC Aviation 15 Ltd
Exhibit T3B.9	Constitution of NAC Aviation 19 Ltd
Exhibit T3B.10	Constitution of NAC Aviation 24 Ltd
Exhibit T3B.11	Constitution of NAC Aviation 25 Ltd
Exhibit T3B.12	Constitution of NAC Aviation 26 Ltd
Exhibit T3B.13	Constitution of NAC Aviation 30 Ltd
Exhibit T3B.14	Constitution of NAC Aviation 35 Ltd
Exhibit T3B.15	Constitution of NAC Aviation 36 Ltd
Exhibit T3B.16	Constitution of NK Aviation Ltd
Exhibit T3B.17	Constitution of Freyja Aviation Three Ireland Ltd
Exhibit T3B.18	Constitution of Freyja Aviation Four Ireland Ltd
Exhibit T3B.19	Memorandum and Articles of Association of Nordic Aviation Leasing Eight Pte Ltd
Exhibit T3B.20	Constitution of Nordic Aviation Leasing Nineteen Pte Ltd
Exhibit T3B.21	Memorandum and Articles of Association of Nordic Aviation Leasing Fifteen Pte Ltd
Exhibit T3B.22	Memorandum and Articles of Association of Nordic Aviation Leasing Seventeen Pte Ltd
Exhibit T3B.23	Memorandum of Association of NAC Aviation UK 1 Limited
Exhibit T3B.24	Articles of Association of NAC Aviation UK 1 Limited
Exhibit T3B.25	Memorandum of Association of NAC Aviation UK 3 Limited
Exhibit T3B.26	Articles of Association of NAC Aviation UK 3 Limited
Exhibit T3B.27	Articles of Association for NAC Aviation 2 A/S
Exhibit T3B.28	Articles of Association for NAC Aviation 3 A/S
Exhibit T3B.29	Memorandum and Articles of Association of NAC Aviation Cyprus 2 Ltd
Exhibit T3B.30	Bolagsordning (articles of association) of Magni Aviation One Sweden AB
Exhibit T3B.31	First Amended and Restated Operating Agreement for NAC Aviation Colorado 1, LLC
Exhibit T3B.32	First Amended and Restated Operating Agreement for NAC Aviation Colorado 2, LLC
Exhibit T3B.33	Articles of Organization of JAG VIII LLC
Exhibit T3B.34	Articles of Correction for JAG VIII LLC
Exhibit T3C.1	Form of Indenture governing the New NAC 29 Notes.

Exhibit T3C.2	Form of Intercreditor Agreement, amongst other things, setting out the terms of the Guarantors' guarantee of, amongst other things, the issuer's obligations in respect of the New NAC 29 Notes.
Exhibit T3D	Not applicable.
Exhibit T3E.1*	Disclosure Statement relating to the Third Amended Joint Chapter 11 Plan of Reorganization of Nordic Aviation Capital Designated Activity Company and its Debtor Affiliates (Technical Modifications).
Exhibit T3E.2*	Third Amended Joint Chapter 11 Plan of Reorganization of Nordic Aviation Capital Designated Activity Company and its Debtor Affiliates (Technical Modifications).
Exhibit T3F	Cross-reference sheet (included in Exhibit T3C).
Exhibit T3G	Statement of eligibility and qualification of the Trustee.

*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, NAC Aviation 29 Designated Activity Company, a designated activity company incorporated and existing under the laws of Ireland with registered number 599680, has duly caused this application to be signed on its behalf by the undersigned:

NAC AVIATION 29 DESIGNATED ACTIVITY COMPANY

By:	/s/ Justin Bickle
Name:	Justin Bickle
Title:	Director
Date:	May 18, 2022

Pursuant to the requirements of the Trust Indenture Act of 1939, the undersigned Guarantors have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized:

NORDIC AVIATION CAPITAL DESIGNATED ACTIVITY COMPANY
NAC AVIATION 25 LTD
NAC AVIATION 26 LTD
NORDIC AVIATION LEASING EIGHT PTE LTD
NORDIC AVIATION LEASING NINETEEN PTE LTD
NORDIC AVIATION LEASING FIFTEEN PTE LTD
NORDIC AVIATION LEASING SEVENTEEN PTE LTD
NAC AVIATION 2 A/S
NAC AVIATION 3 A/S

By:	/s/ Justin Bickle
Name:	Justin Bickle
Title:	Director
Date:	May 18, 2022

NAC AVIATION COLORADO 1 LLC NAC AVIATION COLORADO 2 LLC

By their sole member:	NAC AVIATION 25 LTD

By:	/s/ Justin Bickle
Name:	Justin Bickle
Title:	Director
Date:	May 18, 2022

ALDUS PORTFOLIO LEASING LTD
NAC AVIATION 2 LTD
NAC AVIATION 7 LTD
NAC AVIATION 12 LTD
NAC AVIATION 14 LTD
NAC AVIATION 15 LTD
NAC AVIATION 19 LTD
NAC AVIATION 24 LTD
NAC AVIATION 30 LTD
NAC AVIATION 35 LTD
NAC AVIATION 36 LTD
NK AVIATION LTD
FREYJA AVIATION THREE IRELAND LTD
FREYJA AVIATION FOUR IRELAND LTD
NAC AVIATION CYPRUS 2 LTD

By:	/s/ Elaine Kirby
Name:	Elaine Kirby
Title:	Director
Date:	May 18, 2022

NAC AVIATION UK 1 LTD NAC AVIATION UK 3 LTD

By:	/s/ Trevor Hall
Name:	Trevor Hall
Title:	Director
Date:	May 18, 2022

MAGNI AVIATION ONE SWEDEN AB

By:	/s/ Oscar Miörner
Name:	Oscar Miörner
Title:	Director
Date:	May 18, 2022

JAG VIII LLC

By its Registration Agent:	NORDIC AVIATION CAPITAL, INC.

By:	/s/ Rodney Sheridan
Name:	Rodney Sheridan
Title:	Director
Date:	May 18, 2022

Annex A

Existing Notes

4.17% Series A Senior Notes Due June 29, 2022
4.53% Series B Senior Notes Due June 29, 2024
4.61% Series C Senior Notes Due February 22, 2023
4.84% Series D Senior Notes Due February 22, 2025
5.02% Series F Senior Notes Due February 22, 2028
Series G Senior Notes Due March 14, 2024
Series H Senior Notes Due March 14, 2026
Series I Senior Notes Due February 27, 2023
Series J Senior Notes Due February 27, 2025
Series K Senior Notes Due February 27, 2027

Existing Credit Facilities

Credit Agreement dated as of June 1, 2018, by and among NAC Aviation 29 DAC, as borrower, Nordic Aviation Capital DAC, as parent, Development Bank of Japan Inc., as sole mandated lead arranger and sole bookrunner, the other lenders party thereto form time to time, and Wilmington Trust (London) Limited, as agent, as amended, supplemented, or otherwise modified from time to time.

Credit Agreement, dated as of October 1, 2018, by and among NAC Aviation 29 DAC, as borrower, Nordic Aviation Capital DAC, as parent, Development Bank of Japan Inc., as sole mandated lead arranger and sole bookrunner, the other lenders party thereto form time to time, and Wilmington Trust (London) Limited, as Agent, as amended, supplemented, or otherwise modified from time to time.

Schuldschein Loan Agreements, dated as of December 22, 2017, by and among NAC Aviation 29 DAC, as borrower, Nordic Aviation Capital DAC, as guarantor, and Investec Bank plc, as original lender and administrative agent, as amended, supplemented, or otherwise modified from time to time.

Credit Agreement dated as of December 10, 2019, by and among NAC Aviation 29 DAC, as borrower, Nordic Aviation Capital DAC, as parent, the Korea Development Bank, London Branch, as lender, the other lenders party thereto form time to time, and Wilmington Trust (London) Limited, as agent, as amended, supplemented, or otherwise modified from time to time.

Amended and Restated Credit Agreement, dated as of June 27, 2019, by and among NAC Aviation 29 DAC, as lead borrower, Freyja Aviation One Malta Limited, as co-borrower, Nordic Aviation Capital DAC, as parent, Citibank, N.A., as administrative and collateral agent, and the financial institutions listed therein, as amended, restated, amended and restated, supplemented, or otherwise modified from time to time.

Annex B

NAC Aviation 25 Limited
NAC Aviation 2 A/S
NAC Aviation 26 Limited
Nordic Aviation Leasing Eight Pte. Ltd.
Nordic Aviation Leasing Seventeen Pte. Ltd.
Nordic Aviation Leasing Nineteen Pte. Ltd.
NAC Aviation 3 A/S